

September 26, 2011

Via E-mail
Dwight Brunoehler
Chief Executive Officer
Biostem U.S. Corporation
1266 Turner Street
Clearwater, FL 33756

> **Re:** **Biostem U.S. Corporation**
> **Form 10**
> **Filed August 30, 2011**
> **File No. 000-54490**

Dear Mr. Brunoehler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement on pages two and eight that you sell products directly to consumers and hair-transplant clinics. However, we also note your disclosure on page nine which indicates that your revenues during the three months ended May 31, 2011 were received from your sole medical affiliate. Please revise the disclosure throughout your registration statement to clearly distinguish between the source(s) of your existing sales and your prospective revenue generating activities. In addition, expand your disclosure to describe your current marketing activities. Your disclosure should indicate whether you currently offer products to consumers and address whether you are seeking to enter into additional medical affiliate arrangements.

2. Please explain the statements throughout your registration statement that the company is

"exploring expanding its business into other regenerative healthcare opportunities." In addition, tell us the nature of the "related opportunities" being explored, as referenced on page four.

Business, page 2

3. We note your statements on pages two and four that you are reevaluating your current hair transplant processes, procedures and knowhow. Please clarify whether you are continuing to sell your existing products while you are reevaluating your products and services and address whether management anticipates making significant changes to your products and services.

4. Disclose the terms of your medical affiliate arrangement with Markou Medical.

5. We note that you do not manufacture your products. Please clarify whether the products you purchase from third parties are based on your processes, procedures and knowhow.

6. We note your disclosure on page three that you recently terminated a supply agreement with one of your suppliers. Please revise to clarify whether there are other suppliers from whom you currently purchase products.

7. Please quantify the "material" amount of capital you will need in order to achieve your business plan as referenced on page three and describe this business plan in more detail. Your revised disclosure should also reference the Consulting Agreement with NVO, LLC discussed in your Form 10-Q for the fiscal quarter ended May 31, 2011.

"We will incur additional expenses as a result of being a reporting public company…" page 4

8. Please quantify the "significant expenses" you expect to incur as a result of being a public company.

"The Company may not be able to protect its processes, procedures and knowhow…" page 4

9. We note your statement that you do not believe that you can receive patent protection on your current processes, procedures and knowhow. However, information on your website indicates that you have developed a line of provisionally patented anti-aging and stem cell related neutraceuticals (http://www.biostem.us/investor-relations). Please explain.

10. Please explain why you have not attempted to register your trademark and why you do not believe you can receive patent protection on your current processes, procedures and knowhow.

"Our officers and directors are involved in other businesses which may cause them to devote less time to our business…" page 5

    11. Please identify the nature of the other businesses in which your officers and directors are involved and address the risks associated with any conflicts of interest your business may have with their outside activities. In addition, disclose the amount of time each individual is able to devote to your business.

"We are dependent upon third party suppliers to provide our products…" page 5

    12. Expand this risk factor to address your disclosure on page three that you recently terminated the supply agreement with one of your suppliers.

"We may be subject to various regulations, including health care laws," page 5

    13. Please expand your disclosure to clarify how you will "avoid" the healthcare regulations discussed herein.

"Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley Act…" page 7

    14. Please expand your disclosure to explain the nature of the material weakness in your internal control over financial reporting.

"Our directors and executive officers and affiliates beneficially own approximately 31.41% of our Common Stock…" page 7

    15. The stock ownership of your directors, executive officers and affiliates noted in the heading to this risk factor is inconsistent with the amount set forth in the risk factor itself. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Development Stage Company, page 8

    16. Please reconcile the contradictory claims made in the fourth paragraph of page eight of Form 10 and in the fourth paragraph of page eight of Exhibit 99.2. Clearly indicate whether you are no longer in the development stage.

Plan of Operation, page 8

17. Please clarify the nature of the license that medical providers will be required to obtain to use your procedure and protocols.

18. Expand your management's discussion and analysis to address how you would pay for any additional technology in the stem cell field.

Results of Operations, page 9

19. Please include a discussion of the registrant's financial condition, changes in financial condition and results of operations for the prior fiscal years as required by Item 303(a) of Regulation S-K.

20. Please revise your disclosure to describe in more detail the nature of the costs and expenses you incurred in connection with the implementation of your business plan. Disclose whether management expects these expenses to continue to increase in future periods.

21. Refer to the fifth and final paragraphs of page eight of Exhibit 99.2 (your May 31, 2011 Form 10-Q). Given the current volatility of the trading price of your common stock, please describe any such known trends or uncertainties that will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as required by Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 9

22. Expand your disclosure to provide a more detailed and quantified, if possible, analysis of your future working capital needs. Your revised disclosure should also address the fact that you started paying salaries to your officers in the first quarter of 2012. We note that your employment agreements contemplate aggregate payments to your executives in excess of $500,000 per year.

23. We note your expectation that unless you receive additional financing, your working capital will be exhausted by approximately the end of July 2011. Please update your disclosure to clarify whether your working capital is exhausted and address management's current expectations regarding your capital resources.

Forward Looking Statements, page 10

24. Delete your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. This safe harbor does not apply to statements by issuers who issue penny stock.

Directors and Executive Officers, page 12

25. With respect to each officer and director, revise your disclosure to identify the principal occupations and employment for such person during each of the last five years, specifying the years in each such position. Your revised disclosure should identify the name and principal business of any corporation or other organization in which such occupations and employment were carried on and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Brunoehler, Satino, Beck and Crutchfield should serve as a director for the company. See Item 401(e) of Regulation S-K.

Exhibits, page 18

26. Please provide the exhibits required by Item 601of Regulation S-K, including, but not limited to, your articles of incorporation, bylaws and material contracts.

Exhibit 99.1, Form 10-K for the Fiscal Year Ended February 28, 2011

Financial Statements

Note 7 – Change in Control, page F-10

27. We note all of your revenue is currently derived from a single source through the clinical practice of Dr. Michael Markou, from whom you acquired certain proprietary medical processes, techniques and technical information (the "Intellectual Property") in exchange for a quantity of newly issued common shares.   We understand that Dr. Markou developed those proprietary medical processes, techniques and technical information in his clinical practice prior to the May 2010 asset purchase. We also note that your "treatment" webpage indicates that you are accepting candidates for FDA approved stem cell therapy.   With a view to improved disclosure tell us in reasonable detail the following:

- The nature of such Intellectual Property and how it was obtained by Dr. Markou;
- The nature of Dr. Markou's clinical operation from which you currently derive revenues;
- The terms of the arrangement under which you currently earn revenues from Dr. Markou's clinical operation;
- The nature of the FDA and other regulatory approvals under which you and Dr. Markou operate;

- The nature of Dr. Markou's clinical practice before the May 2010 asset purchase; and

- Your consideration of whether the May 2010 asset purchase represented a business acquisition for which financial information is required pursuant to Rule 3-05 of Regulation S-X.

In this regard, please revise your financial statements to disclose the following:

- How you accounted the May 2010 asset purchase and how you determined the value of the assets acquired;

- The related party nature of revenues earned through Dr. Markou's clinical operation; and

- Your revenue recognition accounting policies.

Exhibit 99.2, Form 10-Q for the Fiscal Period Ended May 31, 2011

Financial Statements

Note 4 – Related Party Transactions, page 8

28. Refer to the second, third and sixth paragraphs of page eight. Tell us if Mark Markou D.O., a former officer and director, is related to the Dr. Michael Markou. If so, tell us how you plan to account for this transaction in light of the fact that Dr. Michael Markou operates your only existing medical affiliate which is your only current source of revenue. Tell us also why shareholders of approximately 40% of your outstanding common shares would surrender such a substantial interest on what appears to be such unfavorable terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Kempf, Staff Accountant at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Julio Esquivel
    Via E-mail